SECURITIES AND EXCHANGE COMMISSION
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                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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            DIAMOND INTERNATIONAL GROUP, INC.
                     COMMON STOCK
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                      57632T 10 2
                     (CUSIP NUMBER)
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                   6 Commercial Street
                   Hicksville, New York 11801
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                       June 9, 2000
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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      Richard Levinson
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): PF
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:    United States
    of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 18,462,404 (as of 6/9/00 and
    11/14/00)
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 18,462,404 (as of 6/9/00 and
    11/14/00)
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 18,462,404 (as of 6/9/00 and 11/14/00)
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                        80.27% (as of 6/9/00 and 11/14/00)
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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Diamond International Group, Inc.
Common Stock, $.001 par value.
6 Commercial Street
Hicksville, New York 11801
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:         Richard Levinson
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(b) Address:      6 Commercial Street
                  Hicksville, New York 11801
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(c) Officer and Director of Issuer
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(d) None.
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(e) None.
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(f) Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, Richard Levinson, acquired 18,462,404 shares of Common Stock from the Issuer on January 25, 1999 pursuant to a Stock Purchase Agreement, based on a price of $0.001 par value per share, in exchange for future corporate services as an officer and director of the Issuer. Such shares were issued in reliance on the exemption under 4(2)
of the Securities Act of 1933 (the "Act"), as amended, and were restricted in accordance with Rule 144 of the Act.
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ITEM 4. PURPOSE OF TRANSACTION.
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The acquisition by the Reporting Person is based on the
Issuer's status as a Reporting Company.  On June 9, 2000,
the Issuer filed a Form 8-K12G3 with the Securities and Exchange Commission, which became effective on June 9, 2000. At that point, Mr. Levinson held 18,462,404 shares of Common Stock of the Issuer, which represented 80.27% of the issued and outstanding shares of the Issuer.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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Richard Levinson currently holds 18,462,404 of the issued
and outstanding common shares of the Issuer, or 80.27% of
the issued and outstanding shares.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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The Reporting Person has no contracts, arrangements,
understandings or relationships with any other person with respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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(A) Stock Purchase Agreement
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: November 14, 2000    Signature: /s/ Richard Levinson
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                                          RICHARD LEVINSON
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